Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

February 28, 2014

Mr. Duc Dang
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Prime Acquisition Corp. Amendment No. 2 to Form 20-F Filed January 6, 2014 File No. 001-35105

Dear Mr. Dang:

On behalf of our client, Prime Acquisition Corp., a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated February 6, 2014 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Form 20-F (File No. 001-35105) (the “Form 20-F”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 3 to the Form 20-F and related Materials (the “Amendment”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Mr. Duc Dang U.S. Securities and Exchange Commission February 28, 2014 Page 2

General

1.	Please provide the representations requested at the end of our letter dated October 22, 2012 on the registrant’s letterhead and signed by a representative of the registrant.

COMPANY RESPONSE: Attached as Exhibit A to this letter is a letter from the Company containing the representations requested at the end of the Staff’s letter on the Company’s letterhead and signed by a representative of the Company.

Unaudited Pro Forma Condensed Combined Financial Information, page 7

2.	We note your response to our prior comment two from our letter dated October 22, 2013 and your revision to your filing. It appears that you continue to exclude a pro forma adjustment for the share issuance pursuant to the management agreement. This adjustment was in the pro forma financial information in your Schedule TO. Please tell us how you determined it was not necessary to retain this adjustment in your pro forma financial information. Within your response, please reference the authoritative literature that management relied upon.

COMPANY RESPONSE: The original management agreement dated May 23, 2013 was amended on September 27, 2013 to stipulate that the one-time equity grant would only be issued if the minimum value of the assets acquired by the Company was greater than $150 million by October 31, 2013. Prior to September 30, 2013, it was probable for the minimum value of the assets acquired to be over $150 million by October 31, 2013 and, therefore, the adjustment was included in the Schedule TO. In reality, the value of the assets acquired by October 31, 2013 was less than $150 million. Therefore, the one-time equity grant was not issued and there was no further amendment to the management agreement to extend this deadline. Pursuant to Regulation S-X Article 11 § 210.11-02, the Company decided to exclude this pro forma adjustment for the share issuance to reflect this event that is directly attributable to the transaction and factually supportable. A description of this event was included in the background section of the pro forma financial information.

Exhibit 15.2

3.	Please have your auditor revise their consent to reference the cumulative period from February 4, 2010 (Inception) to December 31, 2012.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Exhibit 15.2, a copy of which is attached to Amendment.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Loeb & Loeb LLP

Exhibit A

PRIME ACQUISTION CORP.

6369 Mill Street

Rhinebeck, NY 12572

U.S.A.

Mr. Duc Dang
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Prime Acquisition Corp. Amendment No. 2 to Form 20-F Filed January 6, 2014 File No. 001-35105

February 28, 2014

Dear Mr. Dang:

We hereby provide the response to comment # 1.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very kind regards,

Prime Acquisition Corp.

_______________________

Marco Prete

CEO

registered office at

Cricket Square, Hutchins Drive - PO Box 2681, Grand Cayman KY1-1111 Cayman Islands